Exhibit 99.1

Evogene Reports First Quarter 2026 Financial Results

Conference call and webcast: today, May 20, 2026, 9:00 AM ET

Rehovot, Israel – May 20, 2026 – Evogene Ltd. (Nasdaq, TASE: EVGN), a pioneering company in computational chemistry specializing in the generative AI design of small molecules for the pharmaceutical and agricultural industries, today announced its financial results for the first quarter ended March 31, 2026.

Mr. Ofer Haviv, President & CEO of Evogene, stated: “Following the strategic transformation initiated in 2025, we are now focused on execution and advancing our tech engine for small-molecule discovery and optimization, ChemPass AI™, and expanding our product pipeline in pharma and agriculture, through collaborations and continued progress in our internal programs.

ChemPass AI™’s competitive advantage lies in its ability to generate novel molecules while optimizing multiple critical parameters from the earliest stages of design. We continue to enhance the platform through internal development and collaboration with tech companies. In February 2026, we were proud to announce a second collaboration with Google Cloud focused on integrating advanced AI agents into ChemPass AI™, aimed at automating the generation of unique datasets from complex scientific workflows, thereby enabling new capabilities in small-molecule discovery and optimization.

Our proprietary small-molecule candidates are designed to combine three key advantages: novel and diverse chemical structures, multi-parameter optimization from the earliest design stages, and high potency supported by targeted experimental validation.

In pharma, we significantly expanded our activity during the first quarter of 2026, announcing three new collaborations with biotech companies and academic institutions:

-	Systasy Biosciences, together with LMU University Hospital Munich. The collaboration focuses on developing novel therapies for neutrophil-derived inflammatory diseases;

-	Queensland University of Technology (QUT). This collaboration is advancing AI-driven therapeutic discovery in inflammatory diseases and oncology; and

-	Unravel Biosciences. This collaboration is focused on a newly discovered target for demyelinating disorders such as multiple sclerosis (MS).

These additions bring the total number of publicly disclosed collaborations in this domain to four.

In agriculture, our AgPlenus subsidiary continues to advance novel herbicide programs through our collaboration with Corteva. In parallel, our internal fungicide program has demonstrated strong progress and is advancing through lead optimization, highlighting the effectiveness of integrating AI-driven design with iterative experimental validation. Regarding our collaboration with Bayer, AgPlenus and Bayer have decided to discontinue their herbicide development project following determination that the target protein did not meet the required product criteria. Under the terms of the termination, all assets licensed to Bayer under the collaboration, including the APTH1 protein target and associated active molecules, will revert to AgPlenus.”

“Looking ahead, we expect continued progress across all three of the Company’s core business areas, supporting our growth trajectory and long-term value creation,” said Mr. Haviv. “We are expanding technological collaborations to strengthen our ChemPass AITM innovation capabilities, advancing our pharmaceutical and ag-chemical pipelines toward key milestones, establishing new strategic partnerships, and deepening relationships with leading industry players. Across all activities, we remain focused on execution, pipeline expansion, and long-term growth."

Financial Highlights:

•	Status of Non-Core Subsidiaries - Consistent with our revised strategy, we continue to manage the wind-down or transition of our non-core business activities:

-	Lavie Bio - operations were discontinued at the end of the first quarter of 2026, and the company expects to receive two additional payments under the ICL transaction. During the first quarter of 2026, Lavie Bio received court approval for the distribution of a dividend in the amount of $4.25 million to its shareholders, of which Evogene is entitled to approximately $2.9 million. The distribution process is expected to be completed in the second quarter of 2026.

-	Biomica - licensed its lead oncology candidate, BMC128, to Lishan Pharmaceuticals and is currently completing a Phase 1 clinical trial. In April 2026, Biomica received court approval for the distribution of a $2.7 million dividend to its shareholders, of which Evogene will be entitled to approximately $1.35. The distribution process is expected to be completed in the second quarter of 2026.

-	Casterra - operations have been significantly reduced and realigned to focus exclusively on Brazil; we are conducting field trials and expect these activities to form the basis for seed sales in the 2027 growing season.

•	Fundraising - In February 2026, Evogene entered into a warrant inducement agreement with an existing investor for the immediate exercise of all August 2024 Series A and Series B warrants, resulting in gross proceeds of approximately $3.4 million, before fees and expenses. In consideration for the exercise, the investor received, in a private placement, new unregistered Series A-1 and Series B-1 warrants to purchase up to an aggregate of 5,076,924 ordinary shares. The new warrants are immediately exercisable at an exercise price of $1.25 per share.

The Series A-1 and Series B-1 warrants were classified as a liability in the consolidated statements of financial position, initially recorded at fair value and subsequently remeasured at each reporting date using the Black-Scholes option pricing model. As of March 31, 2026, the warrants' liability totaled approximately $1.7 million.

•	Cash Position - As of March 31, 2026, Evogene held consolidated cash, cash equivalents, and short-term bank deposits of approximately $13.1 million. The consolidated cash usage during the first quarter of 2026 was approximately $2.8 million.

•	Revenues for the first quarter of 2026 totaled approximately $0.3 million, compared to approximately $2.3 million in the same period of 2025, representing a decrease of approximately $2.0 million. The decrease is mainly attributable to lower revenue recognized from Casterra, which in the first quarter of 2025 included significant seed sales of approximately $2.0 million.

•	Cost of revenues for the first quarter of 2026 was approximately $0.1 million, compared to approximately $1.5 million in the corresponding period of 2025. The decrease in cost of revenues is consistent with the decline in revenues during the quarter.

•	Research and development expenses, net of non-refundable grants, for the first quarter of 2026 were approximately $1.8 million, compared to approximately $2.5 million in the corresponding period of 2025, representing a decrease of approximately $0.7 million. The decrease is mainly attributable to lower R&D expenses in Biomica, Casterra, and AgPlenus. The decrease in R&D expenses attributable to Evogene and its subsidiaries was substantially offset by the impact of exchange rate fluctuations between the U.S. dollar and the NIS of approximately $0.2 million.

•	Sales and marketing expenses for the first quarters of 2026 and 2025 were approximately $0.4 million, with no material change between the periods.

•	General and administrative expenses for the first quarter of 2026 remained stable at approximately $1.2 million, compared to the corresponding period of 2025. The decrease in G&A expenses attributable to Evogene and its subsidiaries was substantially offset primarily by the impact of transaction costs related to the warrant inducement transaction and other legal expenses, totaling approximately $0.2 million, as well as by exchange rate fluctuations between the U.S. dollar and the NIS of approximately $0.1 million.

•	Other income, net, of approximately $30 thousand was recorded in the first quarter of 2026, primarily attributable to the sale of fixed assets, compared to other income of approximately $191 thousand recorded in the first quarter of 2025, which was primarily related to the accounting treatment associated with Evogene’s sublease agreement.

•	Operating loss for the first quarter of 2026 was approximately $3.2 million, compared to approximately $3.0 million in the corresponding period of 2025. The increase in operating loss is primarily attributable to decreased revenues, partially offset by lower operating expenses, as described above.

•	Financing expenses, net, for the first quarter of 2026 were approximately $2.7 million, compared to financing income, net, of approximately $1.1 million in the corresponding period of 2025. The change was primarily attributable to the accounting treatment of the pre-funded warrants and warrants issued in the August 2024 fundraising and warrants issued in the February 2026 warrant inducement transaction. As part of the February 2026 warrant inducement transaction, the Company recorded financing expenses of approximately $3.8 million during the first quarter of 2026. In addition, the Company recorded a financing income of approximately $0.9 million related to the revaluation of warrants liability as of March 31, 2026.

•	Income from discontinued operations, net, for the first quarter of 2026 was approximately $14 thousand, compared to a loss from discontinued operations, net, of approximately $1.1 million in the corresponding period of 2025. These amounts primarily reflect the financial results of Lavie Bio’s operations, as well as expenses related to the development and maintenance of MicroBoost AI for Ag, which are presented as a single-line item in the consolidated statements of profit and loss. Following the sale of the majority of Lavie Bio’s assets, as well as Evogene’s MicroBoost AI for Ag, to ICL in July 2025, Lavie Bio no longer employs personnel, and its operating expense level has decreased significantly.

•	Net loss for the first quarter of 2026 was approximately $5.9 million, compared to approximately $3.0 million in the same period last year. The increase of approximately $2.9 million was primarily attributable to a decrease in revenues and an increase in net financing expenses, partially offset by a decrease in operating expenses and a reduced loss from discontinued operations, net.

About Evogene Ltd.

Evogene Ltd. (Nasdaq/TASE: EVGN) is a pioneering company in computational chemistry, specializing in the generative design of small molecules for drug development and agchemical products.

At the core of its technology is ChemPass AITM, a proprietary generative AI designed to explore vast chemical space and generate novel, highly potent small molecules optimized across multiple critical parameters. Built on this powerful technological foundation, and through strategic partnerships alongside internal product development, Evogene is focused on creating breakthrough products for the pharmaceutical and agricultural industries, driven by the integration of scientific innovation with real-world industry needs.

For more information, please visit www.evogene.com.

Forward-Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may,” “could,” “expects,” “hopes,” “intends,” “anticipates,” “plans,” “believes,” “scheduled,” “estimates,” “demonstrates” or words of similar meaning. For example, Evogene is using forward-looking statements in this press release when it discusses Evogene’s success in advancing its tech-engine for small-molecule discovery and optimization and expanding its product pipeline in pharma and agriculture, the success of Evogene’s collaborations with biotech companies and academic institutions, the progress of AgPlenus’ fungicide program, the expansion of technological collaborations, advancement of the Company’s pharmaceutical and ag-chemical pipelines, establishment of new strategic partnerships, deeper relationships with leading industry players, and Casterra’s seed sales in 2027 growing season. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene, including the aftermath of the recent war between Israel and each of (i) the terrorist groups, Hamas and Hezbollah, (ii) Iran, and (iii) other regional terrorist groups supported by Iran, and any destabilizations in Israel, neighboring territories or the Middle East region, as well as those additional risk factors identified in Evogene’s reports filed with the applicable securities authority. In addition, Evogene relies, and expects to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Relations Contact:

Email: ir@evogene.com

Tel: +972-8-9311901

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31,	December 31,
	2026	2025
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,511	$12,956
Short-term bank deposits	4,543	-
Restricted cash	32	32
Trade receivables	286	317
Other receivables and prepaid expenses	1,416	1,565
Deferred expenses related to issuance of warrants	-	551
Inventories	175	210

	14,963	15,631
LONG-TERM ASSETS:
Long-term deposits and other receivables	576	571
Investment accounted for using the equity method	-	43
Deferred expenses related to issuance of warrants	-	1,165
Right-of-use-assets	1,672	1,824
Property, plant and equipment, net	737	812

	2,985	4,415

TOTAL ASSETS	$17,948	$20,046

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$463	$639
Employees and payroll accruals	922	861
Lease liabilities	654	716
Liabilities in respect of government grants	101	56
Deferred revenues and other advances	21	17
Warrants and pre-funded warrants liability	1,721	706
Other payables	1,482	449

	5,364	3,444
LONG-TERM LIABILITIES:
Lease liabilities	1,377	1,482
Liabilities in respect of government grants	3,149	3,073
Deferred revenues and other advances	68	72

	4,594	4,627

TOTAL LIABILITIES	$9,958	$8,071

SHAREHOLDERS' EQUITY:s
Ordinary shares of NIS 0.2 par value: Authorized – 30,000,000 ordinary shares; Issued and outstanding – 10,412,764 ordinary shares on March 31, 2026 and 6,672,173 ordinary shares on December 31, 2025	708	488
Share premium and other capital reserves	285,173	281,986
Accumulated deficit	(288,426)	(282,556)

Equity attributable to equity holders of the Company	(2,545)	(82)

Non-controlling interests	10,535	12,057

TOTAL EQUITY	7,990	11,975

TOTAL LIABILITIES AND EQUITY	$17,948	$20,046

CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share amounts)

	Three months ended March 31,		Year ended December 31,
	2026	2025(*)	2025
	Unaudited

Revenues	$334	$2,343	$3,853

Cost of revenues:
Inventory impairment	-	-	2,180
Other cost of revenues	130	1,517	1,914
Total Cost of Revenues	130	1,517	4,094

Gross profit	204	826	(241)

Operating expenses (income):

Research and development, net	1,839	2,471	7,994
Sales and marketing	389	397	1,476
General and administrative	1,156	1,176	4,286
Other expenses (income)	(30)	(191)	37

Total operating expenses, net	3,354	3,853	13,793

Operating loss	(3,150)	(3,027)	(14,034)

Financing income	1,171	1,584	2,508
Financing expenses	(3,884)	(458)	(1,933)

Financing income (expenses), net	(2,713)	1,126	575

Share of loss of an associate	43	2	39

Loss before taxes on income	(5,906)	(1,903)	(13,498)
Taxes on income	4	-	1

Loss from continuing operations	(5,910)	(1,903)	(13,499)
Income (loss) from discontinued operations, net	14	(1,086)	5,672

Loss	$(5,896)	$(2,989)	$(7,827)

Attributable to:
Equity holders of the Company	(5,870)	(2,587)	(8,485)
Non-controlling interests	(26)	(402)	658

	$(5,896)	$(2,989)	$(7,827)

Basic and diluted gain (loss) per share from continuing operations, attributable to equity holders of the Company	$(0.60)	$(0.26)	$(1.70)

Basic and diluted gain (loss) per share from discontinued operations, attributable to equity holders of the Company	$0.00	$(0.12)	$0.62

Basic and diluted gain (loss) per share, attributable to equity holders of the Company	$(0.60)	$(0.38)	$(1.08)
Weighted average number of shares used in computing basic and diluted loss per share	9,738,434	6,798,173	7,874,039

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2026	2025(*)	2025
	Unaudited
Cash flows from operating activities:

Loss from continuing operations	$(5,910)	$(1,903)	$(13,499)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization of property, plant and equipment and right-of-use-assets	202	310	1,144
Share-based compensation	(9)	238	654
Remeasurement of Convertible SAFE	-	-	(371)
Net financing income	(234)	8	(28)
Gain from sale of equipment and deduction of right-of-use asset and subsequent investment in sub-lease asset	(23)	(191)	(209)
Impairment of property, plant and equipment	-	-	246
Inventory impairment	-	-	2,180
Revaluation of government grants	20	-	40
Amortization of deferred expenses related to issuance of warrants	1,716	326	1,323
Expenses related to warrants inducement transaction	2,095	-	-
Remeasurement of pre-funded warrants and warrants	(1,046)	(1,477)	(1,781)
Share of loss of an associate	43	2	39
Taxes on income (tax benefit)	4	-	(6)

	2,768	(784)	3,231
Changes in asset and liability items:

Decrease (increase) in trade receivables	31	(1,530)	665
Decrease in other receivables and prepaid expenses	124	1,402	1,047
Decrease (increase) in inventories	35	(447)	(1,019)
Decrease in trade payables	(115)	(306)	(259)
Increase (decrease) in employees and payroll accruals	61	(227)	(756)
Decrease in other payables	(70)	(320)	(570)
Decrease in deferred revenues and other advances	-	(155)	(361)

	66	(1,583)	(1,253)

Cash received (paid) during the year for:

Interest received	137	95	338
Interest paid	(40)	(46)	(193)
Taxes paid	(15)	-	(11)

Net cash used in continuing operating activities	(2,994)	(4,221)	(11,387)
Net cash used in operating activities of discontinued operations	40	(961)	(2,115)
Net cash used in operating activities	(2,954)	(5,182)	(13,502)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended
	2026	2025(*)	December 31,
	Unaudited		2025

Cash flows from investing activities:

Purchase of property, plant and equipment	(2)	(121)	(135)
Proceeds from sale of property, plant and equipment	23	-	78
Proceeds from finance sub -lease asset	21	3	52
Withdrawal from (investment in) bank deposits, net	(4,528)	(2,327)	(1)

Net cash provided by (used in) continuing investing activities	(4,486)	(2,445)	(6)
Net cash provided by investing activities of discontinued operations	-	-	17,744
Net cash provided by investing activities	(4,486)	(2,445)	17,738

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net of issuance expenses	-	-	4,283
Proceeds from issuance of ordinary shares in warrant inducement transaction, net of issuance expenses	3,206	-	-
Repayment of lease liabilities	(121)	(146)	(526)
Proceeds from government grants	101	-	-
Dividend paid by subsidiary	(193)
Repayment of convertible SAFE	-	-	(10,000)
Repayment of government grants	-	(122)	(244)

Net cash provided by (used in) continuing financing activities	2,993	(268)	(6,487)
Net cash provided by (used in) financing activities of discontinued operations	-	109	(115)
Net cash provided by (used in) financing activities	2,993	(159)	(6,602)
Exchange rate differences - cash and cash equivalent balances	2	(20)	21

Increase (decrease) in cash and cash equivalents	(4,445)	(7,806)	(2,345)

Cash and cash equivalents at the beginning of the period	12,956	15,301	15,301

Cash and cash equivalents at the end of the period	$8,511	$7,495	$12,956

Significant non-cash activities

Acquisition of property, plant and equipment	-	-	2
Increase of right-of-use-asset recognized with corresponding lease liability	15	207	207
Exercise of pre-funded warrants	-	229	389
Derecognition of property, plant and equipment under a finance lease	-	13	13
Dividend declared by subsidiary but not yet paid	1,129	-	-

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.